Exhibit 99.1

CENTRAL GOLDTRUST

2nd Quarter Report

June 30, 2010

Central GoldTrust

The Role of Central GoldTrust

To serve investors as “The Gold Bullion Trust”TM.
To hold gold bullion on a secure basis for the convenience of investors.

Investment Policies & Restrictions
The Declaration of Trust requires that at least 90% of the assets of Central GoldTrust (“GoldTrust”) be held in physical gold bullion at all times.  This cannot be changed without the approval of the Unitholders.

GoldTrust’s physical gold holdings may not be loaned, pledged, subjected to options or otherwise encumbered in any way.

Safeguards

Gold bullion is stored on an allocated and segregated basis in the underground treasury vaults of the Canadian Imperial Bank of Commerce (the “Bank”), one of the largest banks in Canada.

The Bank may not release any of GoldTrust’s physical bullion holdings without receipt of an authorizing resolution of the Board of Trustees of GoldTrust.

Bullion holdings and Bank vault security are inspected annually and spot inspected periodically by Trustees and/or Officers of GoldTrust.  On each occasion, inspections are required to be performed in the presence of both GoldTrust’s external auditors and Bank personnel.

GoldTrust is subject to the regulations and reporting requirements of the NYSE Amex, the Toronto Stock Exchange, and various Canadian provincial and U.S. securities regulatory authorities.

Conveniences
GoldTrust’s Units are listed on the NYSE Amex (GTU) and on the Toronto Stock Exchange (GTU.UN in Canadian dollars and GTU.U in U.S. dollars). Making a gold bullion investment through ownership of GoldTrust Units is as easy as calling one’s stockbroker or investment dealer. GoldTrust is advised that its Units are eligible for most types of Canadian and United States regulated capital accounts where physical bullion investment is often not permitted.

GoldTrust’s stock exchange listings provide readily quoted and liquid markets for the Units. The bid/ask spreads are usually considerably less than the buying and selling price spreads of direct bullion purchases, especially for small transactions.

Unlike many other forms of bullion investment, there are no storage or other direct costs paid by the investor.  As well, there are no assay charges to the Unitholder to verify the legitimacy and/or actual gold content upon sale or redemption of GoldTrust Units.

Central GoldTrust

Trustees’ Report to Unitholders

Central GoldTrust is a passive, self-governing, single purpose, closed-end trust, with voting Units, that is focused upon the secure holding of gold bullion on behalf of its Unitholders.  Net assets at June 30, 2010 were 97.8% invested in gold. These gold holdings consisted of 604,676 fine ounces of gold bullion and 6,156 fine ounces of gold bullion certificates for a total of 610,832 fine ounces.

The accounts of GoldTrust are denominated in U.S. dollars and, unless otherwise noted, discussion in this Report refers to U.S. dollars.

A part of the Management’s Discussion and Analysis (“MD&A”) for the quarter ended June 30, 2010, with additional comments on pages 10 to 13 hereof, is as follows:

Net Assets – Net assets increased by $324.9 million or 71.9% during the six months ended June 30, 2010, to a total of $776.9 million.  This increase was attributable to the public offering completed on June 23, 2010 and the increase in the gold price during the period.

Net Income – Net income (inclusive of the change in unrealized appreciation of holdings) for the three months ended June 30, 2010 amounted to $52,201,146 ($4.57 per Unit) compared to $7,712,594 ($0.91 per Unit) for the same period in 2009, after deducting expenses of $552,340 (2009: $282,750).  Net income (inclusive of the change in unrealized appreciation of holdings) for the six months ended June 30, 2010 amounted to $56,411,942 ($5.05 per Unit) compared to $17,856,068 ($2.61 per Unit) for the same period in 2009, after deducting expenses of $988,906 (2009: $543,840).

Virtually all of the reported income for the above periods is represented by the change in unrealized appreciation of holdings, which is not distributable income.  However, it is reported in the Statement of Income in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 18, Investment Companies (“AcG-18”).

Expense Ratio - The total expenses of maintaining the Trust, expressed as a percentage of the average of the month-end net assets, were 0.10% for the three months ended June 30, 2010 compared with 0.09% during the same period in 2009.  The expense ratio for the six-month period ended June 30, 2010 was 0.19% compared to 0.21% for the same six-month period in 2009.  For the twelve months ended June 30, 2010, this expense ratio was 0.37% compared to 0.48% for the twelve months ended June 30, 2009.

According to legal and tax counsel, the Units of GoldTrust qualify for investment by individuals and most types of Canadian and U.S. retirement accounts, trusts, financial entities and institutions. Investors should nevertheless consult their own tax advisors with respect to the tax consequences of an investment in Units.

We are committed to the secure stewardship of Central GoldTrust and its gold bullion holdings to fulfill its purpose and mandate as “The Gold Bullion Trust”™.

Sincerely,
On behalf of the Board of Trustees,

July 20, 2010	J.C. Stefan Spicer, President & CEO

Central GoldTrust

STATEMENT OF NET ASSETS
(expressed in U.S. dollars, unaudited)

	June 30,	December 31,
	2010	2009
Net assets:
Gold at market (Note 3)	$759,875,008	444,900,960
Cash	424,917	952,790
Short-term deposits (Note 4)	17,080,616	6,420,420
Prepaid expenses and other	130,380	134,860
	777,510,921	452,409,030
Accrued liabilities (Note 6)	(657,417)	(491,024)
Net assets representing Unitholders’ equity	$776,853,504	451,918,006
Represented by:
Capital (Note 5) Units issued 16,648,000 (2009: 10,918,000)	$572,667,949	304,144,393
Retained earnings inclusive of unrealized appreciation of holdings	204,185,555	147,773,613
	$776,853,504	451,918,006

Net asset value per Unit	$46.66	41.39
Exchange rate: U.S. $1.00 = Canadian	$1.0606	1.0466
Net asset value per Unit expressed in Canadian dollars	$49.49	43.32

See accompanying notes to financial statements.

On behalf of the Board of Trustees:

“Bruce D. Heagle”	“Ian M.T. McAvity”

STATEMENT OF CHANGES IN NET ASSETS
(expressed in U.S. dollars, unaudited)
	Six months ended June 30,		Three months ended June 30,
	2010	2009	2010	2009
Net assets at beginning of period	$451,918,006	138,597,513	$456,128,802	184,888,671
Increase in Unit capital (Note 5)	268,523,556	227,734,404	268,523,556	191,586,720
Net income inclusive of the change in unrealized appreciation of holdings	56,411,942	17,856,068	52,201,146	7,712,594
Increase in net assets during the period	324,935,498	245,590,472	320,724,702	199,299,314
Net assets at end of period	$776,853,504	384,187,985	$776,853,504	384,187,985

See accompanying notes to financial statements.

Central GoldTrust

STATEMENT OF INCOME
(expressed in U.S. dollars, unaudited)
	Six months ended June 30,		Three months ended June 30,
	2010	2009	2010	2009
Income:
Interest	$3,313	18,716	$2,323	7,087
Change in unrealized appreciation of holdings	57,397,535	18,381,192	52,751,163	7,988,257
Total income	57,400,848	18,399,908	52,753,486	7,995,344
Expenses:
Administration fees (Note 6)	525,309	314,511	288,928	184,069
Safekeeping fees and bank charges	227,508	84,147	119,763	44,802
Legal fees (Note 6)	66,201	30,829	57,119	6,212
Accounting fees	45,397	36,194	22,751	20,481
Unitholder information	35,676	10,253	23,939	5,104
Trustees’ fees and expenses (Note 6)	34,706	24,691	14,573	11,773
Stock exchange fees	23,105	11,914	11,553	5,957
Regulatory filing fees	20,962	22,379	9,728	984
Registrar and transfer agent fees	7,337	6,697	3,838	3,379
Miscellaneous	736	556	148	521
Foreign currency exchange loss (gain)	1,969	1,669	-	(532)
Total expenses	988,906	543,840	552,340	282,750
Net income
inclusive of the change in unrealized appreciation of holdings	$56,411,942	17,856,068	$52,201,146	7,712,594
Net income per Unit
inclusive of the change in unrealized appreciation of holdings	$5.05	2.61	$4.57	0.91

See accompanying notes to financial statements.

STATEMENT OF UNITHOLDERS’ EQUITY
(expressed in U.S. dollars, unaudited)
	Six months ended June 30,		Three months ended June 30,
	2010	2009	2010	2009
Capital: (Note 5) Units: 16,648,000 (2009:10,918,000)	$572,667,949	304,014,004	$572,667,949	304,014,004
Retained earnings:
Balance at beginning of period	147,773,613	62,317,913	151,984,409	72,461,387
Net income inclusive of the change in unrealized appreciation of holdings	56,411,942	17,856,068	52,201,146	7,712,594
Balance at end of period	204,185,555	80,173,981	204,185,555	80,173,981
Unitholders’ equity	$776,853,504	384,187,985	$776,853,504	384,187,985

See accompanying notes to financial statements.

Central GoldTrust

Notes to Financial Statements
For the six months ended June 30, 2010
(amounts expressed in U.S. dollars unless otherwise stated)

1.
Central GoldTrust (“GoldTrust” or the “Trust”) is a passive, self-governing, single purpose trust, with voting Units, established under the laws of Ontario on April 28, 2003. The governing Declaration of Trust was amended and restated on April 24, 2008.

2.	Summary of significant accounting policies:

The significant accounting policies applied in the preparation of these unaudited interim financial statements conform with those presented in the December 31, 2009 audited annual financial statements of GoldTrust.  These unaudited interim financial statements do not include all of the disclosures included in the 2009 Annual Report and, accordingly, should be read in conjunction with the 2009 Annual Report.

3.	Gold bullion:

Details of gold bullion holdings are as follows:

Gold holdings at	June 30,	December 31,
	2010	2009
Gold bars in fine ounces	604,676	396,834
Gold certificates in fine ounces	6,156	6,156
Total fine ounces of gold	610,832	402,990
Cost	$551,015,651	293,464,080
Market value – per fine ounce	$1,244.00	1,104.00
Market value	$759,875,008	444,900,960

4.	Short-term deposits:

As at June 30, 2010, GoldTrust held three U.S. dollar fixed deposits with a Canadian bank:  $1,050,000 and $4,400,000 at a rate of 0.12% with maturity dates of July 19, 2010 and August 9, 2010 respectively; and, $10,650,000 at a rate of 0.35% with a maturity date of September 23, 2010.  GoldTrust also held two Canadian (“Cdn.”) dollar GIC’s with a Canadian bank:  $414,876 (Cdn. $440,000) and $565,740 (Cdn. $600,000) at a rate of 0.60% with maturity dates of July 2, 2010 and June 23, 2011 respectively.

5.	Capital:

Under the Declaration of Trust, an unlimited number of Units may be issued.  Each Unit carries one vote at all meetings of Unitholders.  Each Unit is transferable and represents an equal, undivided, beneficial interest in GoldTrust, in any distributions therefrom and in the net assets in the event of the termination or winding up of GoldTrust.  There were 16,648,000 Units issued and outstanding at June 30, 2010.

Central GoldTrust

The Units of GoldTrust are redeemable by a Unitholder at any time at a price equal to the lesser of: i) 90% of the weighted average of the market prices during a 10 day trading period commencing immediately following the date on which the Units were tendered for redemption (the redemption date); and, ii) 100% of the closing market price per Unit on the redemption date.

On June 23, 2010, the Trust, through a public offering, issued 5,730,000 Units for proceeds of $268,989,120, net of underwriting fees of $11,207,880.  Costs relating to this public offering were approximately $600,000 and net proceeds were approximately $268,389,120.  This issue increased the number of outstanding Units by 52%, from 10,918,000 to 16,648,000.  The net proceeds from this public offering were used to purchase 207,842 fine ounces of gold in physical bar form at a cost of $257,551,571.  The balance of $10,837,549 was retained by the Trust in interest-bearing cash deposits for working capital purposes.

On May 12, 2009, the Trust, through a public offering, issued 5,515,000 Units for proceeds of $192,186,720, net of underwriting fees of $8,007,780.  Costs relating to this public offering were $465,565 and net proceeds were $191,721,155.  This issue increased the number of outstanding Units by 102%, from 5,403,000 to 10,918,000.  The net proceeds from this public offering were used to purchase 205,336 fine ounces of gold in physical bar form at a cost of $187,485,355. The balance of $4,235,800 was retained by the Trust in interest-bearing cash deposits for working capital purposes.

On January 14, 2009, the Trust, through a public offering, issued 1,123,500 Units for proceeds of $36,487,684, net of underwriting fees of $1,520,320.  Costs relating to this public offering were $209,611 and net proceeds were $36,278,073.  This issue increased the number of outstanding Units by 26%, from 4,279,500 to 5,403,000.  The net proceeds from this public offering were used to purchase 40,900 fine ounces of gold in physical bar form at a cost of $35,154,290. The balance of $1,123,783 was retained by the Trust in interest-bearing cash deposits for working capital purposes.

It is the policy of the Trust not to issue additional Units if the result of such issue would be dilutive to existing Unitholders.  The public offerings identified above were all accretive to existing Unitholders at the time of pricing such offerings.

The stated and recorded capital of GoldTrust was as follows:
	June 30, 2010	December 31, 2009
Stated capital – 16,648,000 Units (2009: 10,918,000)	$574,655,019	$305,665,899
Less: Unit issue costs	1,987,070	1,521,506
Recorded capital	$572,667,949	$304,144,393
Weighted average Units outstanding	11,171,260	8,898,790

Central GoldTrust

6.	Related party transactions and fees:

GoldTrust is party to an Administrative Services Agreement with Central Gold Managers Inc. (the "Administrator"), which is related to GoldTrust through certain of its officers and trustees.  Administration fees remitted to Central Gold Managers for the six months ended June 30, 2010 increased to $525,309 from $314,511 for the six months ended June 30, 2009 due to the increase in the value of assets under administration.  Included in accrued liabilities at June 30, 2010 is $121,649 (December 31, 2009: $79,002) due to the Administrator.  The Administrator furnishes administrative, regulatory compliance and marketing services to GoldTrust.  For such services, the Trust pays an administrative fee, on a monthly basis, equal to: 0.30% per annum for the first $100,000,000 of GoldTrust’s net assets; 0.225% per annum for any excess over $100,000,000 up to $200,000,000 of net assets; and, 0.15% per annum for any excess over $200,000,000 of net assets. No Trustees’ fees are paid by GoldTrust to Trustees who are nominees of the Administrator of GoldTrust.

GoldTrust incurred legal fees amounting to $66,201 for the six months ended June 30, 2010 (2009: $30,829), of which $49,696 (2009: $25,050) was payable to a legal firm to which one of GoldTrust’s Officers is Counsel.  A balance of $2,000 relating to these services was included in accrued liabilities at June 30, 2010 (2009:  $7,684).

7.	Financial highlights:

	Six months ended June 30,		Three months ended June 30,
	2010	2009	2010	2009
Per Unit performance(1):
Net asset value per Unit at beginning of period	$41.39	$32.39	$41.78	$34.22
Net loss before the change in unrealized appreciation of holdings	(0.09)	(0.07)	(0.05)	(0.03)
Change in unrealized appreciation of holdings	5.14	2.68	4.62	0.94
Total increase (2)	5.05	2.61	4.57	0.91
Net asset value per Unit at end of period	$46.66	$35.19	$46.66	$35.19
Total return for period	12.7%	8.6%	11.7%	2.8%
Percentages and supplemental data:
Ratios as a percentage of average net assets:
Expenses (3)	0.22%	0.21%	0.09%	0.09%
Net loss before the change in unrealized appreciation of holdings(2)	0.22%	0.21%	0.09%	0.09%

(1)
All figures are based on the weighted average number of Units outstanding during the period with the exception of the net asset values which are based on actual number of Units outstanding at the relevant reporting period.

(2)	This table is not meant to be a reconciliation of opening to ending NAV.
(3)	Ratios not annualized

Central GoldTrust

8.	Management of financial risks:

The Trust has risk management policies and procedures in place to identify risks related to financial instruments.  The objective of these policies and procedures is to identify and mitigate risk.  The Trust’s compliance with these policies and procedures is closely monitored by the Senior Executive Officers, the Audit Committee and the Trustees of the Trust.   Market fluctuations are unpredictable and outside the control of the Trust.  New risk factors may emerge from time to time and it is not possible for the Trust to predict all such risk factors.

Price risk

It is possible to determine the impact that changes in the market price of gold will have on the net asset value per Unit both in U.S. dollars and Cdn. dollars. Assuming as a constant exchange rate, the rate which existed on June 30, 2010 of $1.0606 Cdn. for each U.S. dollar together with the holdings of gold bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per Unit by approximately U.S. $4.56 per Unit or Cdn. $4.84 per Unit.

Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign currency exchange rates.

When expressed in U.S. dollars, GoldTrust’s net asset value per Unit is largely unaffected by changes in the U.S./Cdn. dollar exchange rate due to the fact that  over 99% of GoldTrust’s net assets are priced in U.S. dollars.  Conversely, for this same reason, an increase or decrease in the value of the U.S. dollar relative to the Cdn. dollar would change the net asset value per Unit as expressed in Cdn. dollars in the same direction by approximately the same percentage change in the value of the U.S dollar.

The impact of a 5% strengthening or weakening of the Cdn. dollar relative to the U.S. dollar applied to balances outstanding at June 30, 2010 would not have had any material impact on the net income for the six month period ended June 30, 2010, assuming that all other variables, in particular interest rates, remained constant.

Credit risk

Credit risk on financial instruments is the risk of loss occurring as a result of the default of an issuer on its obligation to GoldTrust.  Credit risk is monitored on an ongoing basis and is managed by GoldTrust dealing only with issuers that are believed to be creditworthy.

Liquidity risk

Liquidity risk is the risk that GoldTrust will not be able to generate adequate cash resources to fulfill its payment obligations.  The Administrator regards all of GoldTrust’s assets as liquid.  GoldTrust traditionally has maintained sufficient cash reserves to enable it to pay expenses. Furthermore, over 97% of its net assets are in the form of gold bullion which is readily marketable in an active market.

Central GoldTrust

9.	Capital management:

The capital of the Trust is represented by the issued and outstanding Units and the net asset value attributable to participating Unitholders.  The Trustees direct the Administrator to administer the capital of the Trust in accordance with the Trust’s stated objectives and restrictions, as stipulated in the Declaration of Trust, while maintaining sufficient cash to pay the expenses of maintaining the Trust and to meet demands for redemption (if any). The Trust does not have any externally imposed capital requirements.

10.	Canadian and United States generally accepted accounting principles (“GAAP”):

The accounting policies followed in these financial statements, which are in accordance with Canadian GAAP, are consistent with those that would apply under U.S. GAAP except for the following classification difference in the Statement of Net Assets. This U.S. GAAP classification difference has no effect on the reported net asset value per Unit.

Subject to the terms and conditions described in Note 5 to these unaudited interim financial statements, the Units are redeemable at the option of the Unitholder. This redemption feature is the basis for the U.S. GAAP classification difference.  The likelihood or probability of such redemption is not considered, nor is the fact that the Units are the sole basis of equity ownership of the Trust.  Since inception, no holders of Units have tendered their Units to the Trust for redemption.

Under Canadian GAAP these Units are considered to be permanent equity and are classified in Unitholders’ equity in the Statement of Net Assets.  Under U.S. GAAP, the redemption value of these Units is calculated in accordance with the provisions of the redemption feature and classified outside of Unitholders’ equity as mezzanine equity for each reporting period, with changes in the redemption value from the beginning of each reporting period to the end of that reporting period being charged (or credited) to retained earnings.

11.	Future accounting policy:

In February 2008, Canada’s Accounting Standards Board (“CASB”) confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011.  Public companies and trusts will be required to provide IFRS comparative information for the previous fiscal year.  Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to the Trust’s reporting for the first quarter of the fiscal year to commence on January 1, 2011 and for which the current and comparative information will be prepared under IFRS.  However, in June 2010, an Exposure Draft issued by the CASB entitled “Adoption of IFRSs by Investment Companies” proposes to allow entities that currently apply AcG-18 the option to defer implementation of IFRS until its fiscal year beginning on or after January 1, 2012.

Central GoldTrust

The Trust is reviewing the key elements within IFRS that may result in a change in accounting policies that will impact its financial statements and accompanying note disclosures.  The assessment plan being implemented by the Trust includes a position paper which highlights the material standards that need to be addressed under IFRS and preparation of an opening statement of net assets and financial statements that incorporate IFRS accounting standards and policies.   The major areas of focus identified by the current assessment include first year implementation decisions; statement of cash flows; classification of redeemable Trust Units; income taxes and more extensive note disclosure requirements.  The assessment is addressing the impact on the Trust’s accounting system and internal controls required to report under IFRS beginning on the implementation date.  The Trust will continue with the assessment and implementation in preparation for its first filing under IFRS expected for the year beginning January 1, 2011.

Management’s Discussion and Analysis (“MD&A”)

The financial statements of Central GoldTrust (“GoldTrust” or the “Trust”) are prepared and reported in United States dollars in accordance with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP, and the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 18, Investment Companies (“AcG-18”).  Notes to the financial statements on pages 5 to 10 should be referred to as supplementary information to this discussion and analysis.

GoldTrust is a passive, self-governing, single purpose trust with voting Units, established on April 28, 2003 by a declaration of trust, which was amended and restated on April 24, 2008.  Its purpose is to acquire, hold and secure gold bullion on behalf of its Unitholders.  GoldTrust is not an operating entity nor does it have any employees, office facilities or the potential risks thereof.  GoldTrust retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the Administrative Services Agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Disclosure Controls and Procedures

The Senior Executive Officers have established and implemented disclosure controls and procedures in order to provide reasonable assurance that material information relating to GoldTrust is disclosed on a timely basis.  They believe these disclosure controls and procedures have been effective during the six months ended June 30, 2010.

Results of Operations – Changes in Net Assets

Net assets increased by $324.9 million or 71.9% during the six months ended June 30, 2010, to a total of $776.9 million.  Of this increase, 82.6% was attributable to the public offering completed on June 23, 2010 and 17.4% related to the increase in the gold price during the period.

Central GoldTrust

Results of Operations – Net Income

GoldTrust’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold bullion.  Generally, GoldTrust seeks to maintain adequate cash reserves to enable it to pay the expenses of maintaining the Trust without having to sell gold holdings.  GoldTrust’s realized income is a nominal percentage of its net assets.  However, the CICA AcG-18, requires GoldTrust to record changes in unrealized appreciation (depreciation) of holdings in income.

Net income (inclusive of the change in unrealized appreciation of holdings) for the three months ended June 30, 2010 amounted to $52,201,146 ($4.57 per Unit) compared to $7,712,594 ($0.91 per Unit) for the same period in 2009, after deducting expenses of $552,340 (2009: $282,750).  Net income (inclusive of the change in unrealized appreciation of holdings) for the six months ended June 30, 2010 amounted to $56,411,942 ($4.96 per Unit) compared to $17,856,068 ($2.61 per Unit) for the same period in 2009, after deducting expenses of $988,906 (2009: $543,840).  Expenses increased for the six month period, primarily due to higher administration and safekeeping fees resulting from the increase in net assets.

Virtually all of the reported income for the period represents the change in unrealized appreciation of holdings, which is not distributable income. However, it is reported in the Statement of Income in accordance with the CICA AcG-18.

The total expenses of maintaining the Trust, expressed as a percentage of the average of the month-end net assets (the “expense ratio”), were 0.10% for the three months ended June 30, 2010 compared with 0.09% during the same period in 2009.  The expense ratio for the six-month period ended June 30, 2010 was 0.19% compared to 0.21% for the same six-month period in 2009.  For the twelve months ended June 30, 2010, this expense ratio was 0.37% compared to 0.48% for the twelve months ended June 30, 2009.

The following table summarizes the quarterly financial information (amounts in millions except where stated on a per Unit basis):

	Quarter ended (U.S. dollars)
	June 30/10	Mar. 31/10	Dec. 31/09	Sept. 30/09
Income inclusive of the change in unrealized appreciation of holdings	$52.8	4.6	43.7	24.7
Net income inclusive of the change in unrealized appreciation of holdings	$52.2	4.2	43.3	24.4
Net income per Unit inclusive of the change in unrealized appreciation of holdings	$4.57	0.39	3.96	2.23
Total Net Assets	$776.9	456.1	451.9	408.6

Central GoldTrust

Liquidity and Capital Resources

All of GoldTrust’s assets are liquid.  GoldTrust holds small cash reserves that generate interest income primarily to be applied towards expenses.  For the six months ended June 30, 2010, GoldTrust’s cash reserves, including cash equivalents increased by $10,132,323 to $17,505,533.  The ability of GoldTrust to have sufficient cash to pay the expenses of maintaining the Trust, and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents.  Should GoldTrust not have sufficient cash to meet its needs in the future, minor portions of GoldTrust’s gold holdings may be sold to provide working capital and to pay for redemptions (if any) of Units.  Sales of gold could result in GoldTrust realizing either capital gains or losses.

Related party information

Please refer to Note 6 commencing on page 7 of this interim report.

International Financial Reporting Standards (“IFRS)

In February 2008, Canada’s Accounting Standards Board (“CASB”) confirmed that Canadian generally accepted accounting principles (“GAAP”), as used by publicly accountable enterprises, will be replaced by IFRS for fiscal years beginning on or after January 1, 2011.  However, in June 2010, an Exposure Draft issued by the CASB entitled “Adoption of IFRSs by Investment Companies” proposes to allow entities that currently apply AcG-18, the option to defer implementation of IFRS until its fiscal year beginning on or after January 1, 2012.  The Exposure Draft is in the process of receiving comments and any amendments are expected to be finalized in September 2010.  The Trust has not yet determined if it will utilize this deferral if indeed it becomes an option.

The Trust is reviewing the key elements within IFRS that may result in a change in accounting policies that will impact its financial statements and accompanying note disclosures.  A preliminary analysis of these issues follows:

1.    Income taxes
Under current Canadian GAAP, the Trust is not required to provide for income taxes on unrealized gains or losses on its holdings due to the flow-through nature of trusts.  Similarly, under International Accounting Standard (“IAS”) 12, Income Taxes, the current conclusion is that the Trust is not required to record future taxes on unrealized gains or losses on its’ holdings.

2.    Classification of Redeemable Trust Units
IAS 32, Financial Instruments: Presentation identifies five features, all of which must exist for a puttable instrument (a Unit) to be classified as equity; otherwise, it is classified as a financial liability.  The analysis completed to date suggests that all five features exist within the structure of the Trust Units.

Central GoldTrust

3.    Accounting for changes in unrealized appreciation/depreciation of holdings
Currently, the Trust is required to follow AcG-18, which provides that all changes in the value of holdings from one period to another are reflected through profit and loss.  There is little guidance on how to properly classify gold and changes in its value from period to period under IFRS.

Accordingly, it is unclear as to whether changes in the value of gold holdings should be reported through profit and loss, or through Other Comprehensive Income.  The Trust continues to investigate and analyze this issue and hopes to have clearer guidance on how to account for changes in the value of these holdings later this year.

Other

GoldTrust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency.  However, certain of GoldTrust's expenses are paid, and GoldTrust's Units trade, in both Canadian and U.S. currencies.  Therefore, because exchange rate fluctuations are beyond GoldTrust's control, there can be no assurance that such fluctuations will not have an effect on GoldTrust’s accounts or on the trading value of GoldTrust’s Units in Canadian dollars.

The Trustees will consider, from time to time, the issue of additional Units at a net price that would be non-dilutive to present Unitholders’ interests. Additional Unit issues to enlarge GoldTrust’s asset base should enable a reduction in the expense ratio per Unit and broaden exchange trading liquidity to the advantage of all Unitholders of GoldTrust.

GoldTrust is advised that U.S. investors investing in GoldTrust Units for taxable accounts should acquaint themselves with Passive Foreign Investment Company (PFIC) rules and Qualifying Election Forms (QEF’s) which may apply to their investment in GoldTrust Units.

This Report dated July 20, 2010, Annual Information Forms, Notices of Annual Meetings and Information Circulars, Press Releases, financial and other information are available at www.sedar.com and www.gold-trust.com.

Central GoldTrust

Corporate Information

Trustees	Officers

Brian E. Felske (A) (I)	Philip M. Spicer, Chairman
Bruce D. Heagle (A) (C) (I)	J.C. Stefan Spicer, President & CEO
Ian M.T. McAvity (C) (I) (L)	William L. Trench, A.C.I.S., CFO
Robert R. Sale (A) (C) (I)	Krystyna S. Bylinowski, Treasurer
Philip M. Spicer (N)	John S. Elder, Q.C., Secretary
J.C. Stefan Spicer (N)	J.L. Michele Spicer, Assistant-Secretary

(A) - Member of Audit Committee
(C) -  Member of Corporate Governance & Nominating Committee
(I)  -  Independent Trustee
(L) -  Lead Trustee
(N) - Nominee of the Administrator

Advisor Consultant Douglas E. Heagle, a retired Trustee of Central GoldTrust

Administrator	Custodian

Central Gold Managers Inc.	Canadian Imperial Bank of Commerce
Ancaster, Ontario, Canada	Canada

Auditors	Registrars and Transfer Agents

Ernst & Young LLP	CIBC Mellon Trust Company, Canada
Toronto, Ontario, Canada	Mellon Investor Services LLC, U.S.A.

Legal Counsel	Stock Exchange Listings

Fraser Milner Casgrain LLP	NYSE Amex Symbol: GTU (U.S.$)
Toronto, Ontario, Canada

Dorsey & Whitney LLP	TSX Symbols: GTU.UN (Cdn $)
Toronto, Ontario, Canada	GTU.U (U.S. $)

Unit Asset Value Information

The net asset value per Unit is calculated daily and is available by calling Central GoldTrust at (905) 304-GOLD (4653). The total net assets, the net asset value per Unit and the detailed basis of their calculations are posted daily at www.gold-trust.com and www.goldtrust.ca.

CENTRAL GOLDTRUST

“The Gold Bullion Trust”

Phone:	905-304-GOLD (4653)
Fax:	905-648-4196
E-Mail:	info@gold-trust.com

www.gold-trust.com
www.goldtrust.ca

Mailing Address:	Courier Address:

P.O. Box 10106	55 Broad Leaf Crescent
Ancaster, Ontario	Ancaster, Ontario
Canada L9K 1P3	Canada L9G 3P2